

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via Email
David Matthews
Altegris OIM Futures Fund, L.P.
c/o Altegris Portfolio Management, Inc.
1200 Prospect St., Suite 400
La Jolla, California 92037

> **Re:** **Altegris QIM Futures Fund, L.P.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 28, 2011**
> **File No. 000-53815**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0000-53815**

Dear Mr. Matthews:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have referred your response to comment 1 in our letter dated October 18, 2010 to the Division of Investment Management, which may have further comments.

Narrative Description of the Business

(i) General, page 4

2.   We note your response to comment 2 in our letter dated October 18, 2010 and
        your revised disclosure. In future periodic filings, to the extent that the
        registrant's historical trading has not been limited to futures contracts, please
        disclose the allocation of your assets.

Narrative Description of the Business

(vi) Charges, page 8

3.   We note your response to prior comment 4 from our letter dated October 18,
        2010. Given that it appears the likelihood of you ceasing operations is minimal, it
        therefore would appear that you are liable to the General Partner for costs which
        your General Partner has incurred on your behalf. Please include within your
        financial statements the liability for all incurred and unpaid liabilities owed to
        your General Partner regarding your organizational costs.

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

4.   We note your response to prior comment 6. Please include within your financial
        statements disclosure indicating that your General Partner is a wholly-owned
        subsidiary of Genworth Financial, Inc. and that such company's financial
        statements are of public record.

Form 10-K for fiscal year ended December 31, 2010

Item 1B: Unresolved Staff Comments, page 7

5.   Please update your disclosure in this section in future filings to reflect outstanding
        comments from the staff in connection with this review.

Item 15. Exhibits, Financial Statement Schedules, page 18

Exhibit 31.01

6.   Please amend your filing to include the portion of the introductory paragraph
        regarding responsibility for establishing and maintaining internal control over
        financial reporting as noted in the introduction to paragraph 4. Refer to Item
        601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: James B. Biery, Esq.
        Sidley Austin LLP *(via facsimile)*